Exhibit 99.1

No. 12/06

IAMGOLD ANNOUNCES QUIMSACOCHA DRILL RESULTS

Toronto, Ontario, August 8, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of an additional 39 diamond drill holes on its 100% owned Quimsacocha Project in Ecuador, including an intersection of 108 meters averaging 16.2 grams per tonne (g/t) gold, 83.6 g/t silver and 1.3% copper (Hole 333). Quimsacocha is located 40 kilometers southwest of the city of Cuenca in southern Ecuador.

“The drill results continue to be very encouraging,” commented Joseph Conway, President and CEO of IAMGOLD, “and importantly, Holes 333 and 337, located in the southern portion of the deposit, are among the best intersections to date. They indicate the potential for a structurally controlled high grade zone within the resource. Further drilling will be targeting this structure, the delineation of which has important implications for any future mining operations.”

The ongoing drill programme for 2006 has continued to upgrade and confirm the known resource and has established the continuation of the high grade zone between the northern and southern parts of the deposit. The results of the 2006 programme will be included in an updated resource model for the deposit expected by the fourth quarter.

Recent interpretations of geophysical data have also indicated that the Quimsacocha mineralized system is much larger than previously thought and a number of new targets showing similar responses to the main orebody have been identified and will be tested by drilling as part of the ongoing 2006 exploration programme.

The intersections from the recent drilling are presented in Table 1. The collar locations of the drill holes can be found in Figure 1. Additional figures can be found at: www.iamgold.com.

Table 1
Significant Intersections from 2006 Infill Drilling
At Quimsacocha as Reported on July 31, 2006
(Intersections where gold values are >5g/t are highlighted)

Hole	From	To	Length	Gold	Silver	Cu
	m	m	m	g/t	g/t	%
308	107.1	159.1	52.0	2.5	14.3	0.1
including	151.8	158.0	6.2	7.4	51.2	0.3
309	136.0	176.0	40.0	1.9	21.7	0.1
310	154.0	174.9	20.9	4.7	25.7	0.2
including	155.7	167.0	11.3	6.0	25.5	0.3
312	124.0	132.0	8.0	1.7	4.9	0.0
	136.0	146.0	10.0	2.8	14.0	0.2
	152.0	179.6	27.6	2.4	14.0	0.3
	188.0	203.0	15.0	3.1	17.0	0.1
313	113.4	180.2	66.8	3.0	28.0	0.2
314	126.5	160.3	33.8	2.3	17.0	0.1
315	143.6	174.0	30.4	1.9	19.0	0.3
	203.5	221.9	18.5	1.4	12.0	0.1
316	158.8	179.0	20.2	2.1	38.0	0.2
317	141.0	162.0	21.0	3.2	31.4	0.2
	164.5	180.0	15.5	2.3	38.0	0.0
318	156.0	181.4	25.4	2.5	10.0	0.0
319	132.6	142.1	9.6	2.1	7.5	0.2
	148.9	180.1	30.2	3.1	34.0	0.2
320	30.3	38.9	8.6	1.5	8.5	0.2
321	178.0	198.3	20.3	3.7	7.6	0.1
including	184.0	190.0	6.0	5.8	9.1	0.1
	228.9	237.7	8.8	1.9	14.0	0.2
322	140.1	177.3	37.2	4.3	54.4	0.1
including	141.5	156.0	14.5	5.9	37.0	0.1
and	158.0	167.0	9.0	5.2	62.3	0.1
323	92.0	128.0	36.0	7.1	15.3	0.6
including	113.0	126.1	13.1	17.9	27.9	1.6
including	123.4	126.1	2.7	76.7	88.9	7.2
324	146.0	184.0	38.0	4.3	14.4	0.1
including	161.0	171.0	10.0	6.5	27.1	0.2
and	176.0	182.0	6.0	8.1	18.3	0.1
	204.0	210.0	6.0	2.3	12.2	0.1
	227.1	230.3	3.2	5.6	55.4	0.6
	233.2	238.3	5.2	14.0	367.0	6.7

325	111.0	144.5	33.5	1.6	16.7	0.0
	148.9	173.0	24.1	2.8	30.9	0.2
326	141.2	152.5	11.3	2.5	5.7	0.0
	169.0	188.8	19.8	2.1	12.0	0.1
	199.8	207.3	7.4	1.8	25.0	0.1
327	109.0	154.6	45.6	2.9	20.0	0.1
328	134.8	153.0	18.2	3.8	9.2	0.1
including	145.0	151.0	6.0	7.8	20.0	0.2
	158.0	205.0	47.0	2.6	10.0	0.1
including	164.5	171.0	6.5	5.8	12.0	0.1
	179.0	189.0	10.0	3.2	18.0	0.3
329	114.9	166.6	51.8	2.4	14.0	0.1
330	112.1	168.8	56.7	2.1	10.0	0.1
including	136.0	152.0	16.0	3.0	8.7	0.1
331	125.6	187.4	61.8	2.5	14.0	0.1
332	105.6	124.0	18.4	7.6	23.0	0.5
	139.0	147.8	8.8	3.2	18.0	0.3
333	101.0	209.0	108.0	16.2	83.6	1.3
including	147.7	184.0	36.3	44.1	229.0	3.6
334	104.0	174.0	70.0	2.5	9.7	0.1
including	138.0	149.0	11.0	3.9	15.1	0.2
335	136.9	179.0	42.1	3.6	32.0	0.1
including	144.0	149.9	5.9	9.5	29.0	0.1
336	151.0	186.5	35.5	2.8	6.9	0.1
including	153.0	162.0	9.0	4.4	9.8	0.1
337	108.2	176.9	68.7	10.0	25.2	0.7
including	110.7	150.6	39.9	14.9	32.9	0.9
338	137.5	175.9	38.4	2.9	22.0	0.1
including	165.0	175.9	10.9	4.1	49.0	0.2
339	97.7	103.6	5.9	4.1	16.2	0.1
	108.3	154.0	45.7	5.6	23.1	0.2
including	129.5	138.6	9.1	6.7	25.8	0.3
340	110.0	164.6	54.6	1.2	2.8	0.0
341	218.2	224.2	6.0	1.2	36.0	0.1
	233.9	236.4	2.5	1.2	33.0	0.1
342	171.6	185.0	13.5	1.8	34.0	0.1
344	120.1	199.7	79.7	2.8	7.8	0.2
including	140.0	153.5	13.6	6.5	12.0	0.2
345	84.6	95.0	10.5	2.4	29.0	0.1
346	143.0	165.8	22.8	2.6	9.5	0.1
	175.4	191.2	15.9	3.2	9.0	0.1

347	66.0	151.3	85.3	3.1	12.0	0.1
Including	114.5	151.3	36.8	5.4	21.0	0.1
348	120.5	163.7	43.2	2.2	15.0	0.1
including	120.5	129.4	8.9	5.8	24.0	0.1
*Hole 343 showed no mineralization

Qualified Person/Quality Control Notes

Analyses of gold in drill core samples were carried out by fire assay at the laboratory of BSI in Lima, Peru and copper and silver analyses were carried out by the same laboratory. As part of the quality control program 10% of the total drilled samples were re-analyzed by ALS Chemex, also in Lima.

The “Qualified Person” reviewing the work at Quimsacocha is Marcus Tomkinson, Vice-President of Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and good background, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge		Marcus Tomkinson
Manager, Investor Relations		Vice President, Exploration
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCN Matthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Figure 2
IQD - 348 - 139 - 339 - 323 - 320

NW
SE
3 800
3 700
3 600
3 500
IQD-139
IQD-339
IQD-323
IQD-320
IQD-348
97.7 - 103.6m
5.9m @ 4.1g/t Au
92 - 128m
36m @ 7.1g/t Au
Including:
113 - 126.1m
13.1m @ 17.9g/t Au
120.5 - 163.7m
43.2m @ 2.2g/t Au
Including:
120.5 - 129.4m
8.9m @ 5.8g/t Au
144.9 - 200m
55.2m @ 4.7g/t Au
Including:
187.3 - 199m
11.7m @ 12.8g/t Au
108.3 -154m
45.7m @ 5.6g/t Au
Including:
129.5 - 138.6m
9.1m @ 6.7g/t Au
Quimsacocha
mineralized zone
0
25
50
75
100 m

Figure 3
IQD - 330 - 289 - 293 - 332

NW
SE
3 800
3 700
3 600
3 500
IQD-330
IQD-289
IQD-293
IQD-332
112.1 - 168.8m
56.7m @ 2.1g/t Au
Including:
136 - 152m
16m @ 3g/t Au
105.6 - 124m
18.4m @ 7.6g/t Au
139 - 147.8m
8.8m @ 3.2g/t Au
124 - 164.7m
40.7m @ 5.2g/t Au
Including:
126.2 - 139m
12.8m @ 8.4g/t Au
84.1 - 167m
82.9m @ 4.8g/t Au
Including:
96.6 - 108m
11.4m @ 18.7g/t Au
Quimsacocha mineralized zone
0 25 50 75 100 m

Figure 4
IQD - 334 - 337

NW
SE
3 800
3 700
3 600
3 500
3 800
3 700
3 600
3 500
IQD-334
IQD-337
104- 174m
70m @ 2.5g/t Au
Including:
138 - 149m
11m @ 3.9g/t Au
108.2 - 176.9m
68.7m @ 10g/t Au
Including:
110.7 - 150.6m
39.9m @ 14.9g/t Au
Quimsacocha
mineralized zone
0 25 50 75 100 m